SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to            .

Commission file number 1-8529

The Western Asset Management

401(k) Plan and Trust

385 East Colorado Blvd.

Pasadena, CA 91101

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

Legg Mason, Inc.

100 International Drive

Baltimore, Maryland 21202

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Financial Statements

Together with Report of

Independent Registered Public Accounting Firm

For the Year Ended December 31, 2011

*	The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

910 Ridgebrook Road

Sparks, MD 21152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of

The Western Asset Management 401(k) Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of The Western Asset Management 401(k) Plan and Trust (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other resources used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stout, Causey & Horning, P.A.

Sparks, Maryland

June 20, 2012

A Member of SC&H Group, LLC

Phone: (410) 403-1500 • Toll Free: (800) 832-3008 • Fax: (410) 403-1570 • Web: www.SCandH.com

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2011

Assets
Investments, at fair value:
Participant-directed investments	$91,089,011

Receivables
Company contributions receivable	1,950,488
Notes receivable from participants	2,480,663

Total Receivables	4,431,151

Total Assets	95,520,162

Liabilities	—

Net Assets Available for Benefits	$95,520,162

The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Changes in Net Assets Available for Benefits Attributable to:

Contributions
Company	$1,950,488
Participants	6,605,859
Rollovers	196,806

Total Contributions	8,753,153

Investment Income (Loss)
Interest and dividend income	2,752,023
Net depreciation in fair value of investments (Notes 2 and 3)	(6,715,800)

Total Investment Loss	(3,963,777)

Interest Income on Notes Receivable from Participants	104,351

Transfer from The Legg Mason Profit Sharing and 401(k) Plan and Trust (Note 1)	95,818,249

Benefits Paid to Participants	(5,188,635)
Administrative Expenses	(3,179)

Net Increase in Net Assets Available for Benefits	95,520,162

Net Assets Available for Benefits:

Beginning of the Year	—

End of the Year	$95,520,162

The accompanying notes are an integral part of these financial statements.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN

The following description of The Western Asset Management 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan was established on January 1, 2011, when assets were spun-off from the Legg Mason 401(k) and Profit Sharing Plan and Trust (LM Plan). The Plan is a defined contribution plan covering substantially all U.S. employees of The Western Asset Management Company (the Company) with the exception of leased and temporary employees. The Company is a subsidiary of Legg Mason, Inc. (Legg Mason). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended effective January 1, 2012 (Note 7). An employee becomes eligible to participate in the Plan after completing 1 hour of service. A full time participant is eligible to share in discretionary Company contributions and forfeitures on January 1 following his date of employment. A part time participant is eligible to share in discretionary Company contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year.

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code (the Code).

B.	A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $16,500 for the year ended December 31, 2011. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

C.	Newly hired employees are automatically enrolled into the Plan with a 3% deferral rate that increases by 1% each year on their anniversary date and caps at 6%. Existing employees have the option to also elect the “automatic enrollment” feature. New hires that decided they did not want to automatically enroll have the option to change their deferral percentage or unwind their contributions within 90 days from their original eligibility date.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Company Contributions

The Company, upon approval of Executive Management, may make a matching contribution on an annual basis to all eligible employees. During 2011, the Company matched 50% of the employee contributions up to 3% of annual earnings, not to exceed $5,000. Company matching contributions for 2011 totaled $1,950,488.

These Company contributions were remitted to the Plan subsequent to December 31, 2011, and accordingly, are included as contributions receivable in the accompanying statement of net assets available for benefits as of December 31, 2011.

Additionally, the Company may make discretionary profit sharing contributions to the Plan. The Company did not make a discretionary profit sharing contribution for 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions that were granted prior to December 31, 2011. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Forfeitures

Terminating employees of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are used to reduce future Company contributions. As of December 31, 2011, unallocated forfeitures totaled $63,675. No forfeitures were used to pay Plan expenses or reduce Company contributions during 2011.

Payment of Benefits

Benefit payments are available to participants upon reaching retirement age (age 62), termination of employment, death, attainment of age 59  1/2 or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the employee may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59  1/2. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2011 totaled $1,625.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000 less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing rates as determined by the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

1.	DESCRIPTION OF PLAN – cont’d.

Administrative Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2011, the majority of expenses of the Plan were paid with Plan assets through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by plan sponsors that do not want to pay plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid expenses to pay other expenses of the Plan. Such expenses are often indirect in nature and are captured as a component of unrealized gain/loss in the accompanying statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Codification of Accounting Standards

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (Codification or ASC) 105, Generally Accepted Accounting Principles (ASC 105), defines the FASB ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (ASU 2010-06) entitled Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends the Fair Value Measurements and Disclosures Topic of the Codification to add new disclosure requirements about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). It also clarifies existing disclosure requirements relating to the levels of disaggregation for fair value measurement and inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU 2011-04) entitled Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 was issued to converge fair value measurement and disclosure guidance in U.S. GAAP with the guidance in the International Accounting Standards Board’s currently issued International Financial Reporting Standards 13, Fair Value Measurement. The amendments in ASU 2011-04 generally represent clarification to the Fair Value Measurements and Disclosures Topic of the Codification, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. For non-public entities, ASU 2011-04 is effective for annual reporting periods beginning after December 15, 2011. The Plan sponsor does not anticipate a material impact on the Plan’s financial statements as a result of implementing ASU 2011-04.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end. Assets are traded on an active market.

Unitized fund: Valued using net asset values of similar quoted market prices of common stock within active markets.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont’d.

Fair Value Measurements – cont’d.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Interests in registered investment companies - blended	$3,709,655	$—	$—	$3,709,655
Interests in registered investment companies - equity	55,026,266	—	—	55,026,266
Interests in registered investment companies - fixed income	29,981,999	—	—	29,981,999
Unitized fund	—	2,371,091	—	2,371,091

Total investments, at fair value	$88,717,920	$2,371,091	$—	$91,089,011

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

ASC 962, Plan Accounting – Defined Contribution Pension Plans, requires that participant loans be classified as notes receivable from participants on the statement of net assets available for benefits. This requirement was effective on a retrospective basis for interim or annual periods ending after December 15, 2010. The Plan implemented this requirement during the year ended December 31, 2011, and accordingly, participant loans are recorded as notes receivable from participants in the accompanying statement of net assets available for benefits as of December 31, 2011.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 7.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

3.	INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,2011:

American EuroPacific Growth Fund, R6, 169,522 shares	$5,955,296
Legg Mason Capital Management Value Trust, Institutional Class, 130,497 Shares	5,713,162
Legg Mason Western High Income Institutional, 963,128 Shares	5,557,250
SSGA S&P 500 Index Fund, 596,190 Shares	12,317,276
T Rowe Price Small Cap Stock Fund, 224,701 Shares	7,021,913
Western Asset Core Plus, Institutional Class, 818,822 Shares	9,097,114
Western Asset Institutional Liquid Reserves Fund, Class A, 6,970,359 Shares	6,970,359

During 2011, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Interests in registered investment companies	$(4,877,656)
Unitized fund	(1,838,144)

$(6,715,800)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

4.	INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated August 15, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, these provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2011.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is currently only subject to income tax examinations for Plan year 2011.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock unitized fund, which qualifies as a party-in-interest transaction. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by Wells Fargo Bank.

Sales of 30,428 units with aggregate proceeds of $555,324, transfers in from LM Plan of 142,240 units with aggregate proceeds of $2,802,738, and purchases of 63,927 units with an aggregate purchase price of $1,890,703 of the Legg Mason Common Stock Fund were made during 2011. The market value of the Legg Mason Common Stock Fund at December 31, 2011 was $2,371,191 (175,739 units).

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

Notes to Financial Statements

For the Year Ended December 31, 2011

6.	OTHER MATTERS – cont’d.

The Plan invests in shares of funds managed by Bank of America, N.A., the Custodian of the Plan. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7.	SUBSEQUENT EVENTS

Effective January 1, 2012, the Plan was amended to include a Company matching calculation of 100% of employee deferrals on the first 5% of employee qualified earnings. Company matching contributions will be made each pay period.

Participants will vest in post-2011 Company discretionary profit sharing and matching contributions based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
0	0%
1	20%
2	40%
3	60%
4	80%
5	100%

SUPPLEMENTAL SCHEDULE PROVIDED

PURSUANT TO THE DEPARTMENT OF LABOR’S

RULES AND REGULATIONS

THE WESTERN ASSET MANAGEMENT

401(k) PLAN AND TRUST

EIN#: 95-2705767

Plan #: 005

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) **Cost	No. of Shares	(e) Current Value
	Dodge and Cox Balanced Fund	Interests in Registered Investment Company - Blended		33,833	$2,282,015
*	Legg Mason Partners Target Retirement 2015 - Institutional	Interests in Registered Investment Company - Blended		2,334	25,608
*	Legg Mason Partners Target Retirement 2020 - Institutional	Interests in Registered Investment Company - Blended		10,259	115,009
*	Legg Mason Partners Target Retirement 2025 - Institutional	Interests in Registered Investment Company - Blended		15,339	169,195
*	Legg Mason Partners Target Retirement 2030 - Institutional	Interests in Registered Investment Company - Blended		26,094	279,732
*	Legg Mason Partners Target Retirement 2035 - Institutional	Interests in Registered Investment Company - Blended		27,351	286,639
*	Legg Mason Partners Target Retirement 2040 - Institutional	Interests in Registered Investment Company - Blended		23,987	255,226
*	Legg Mason Partners Target Retirement 2045 - Institutional	Interests in Registered Investment Company - Blended		18,468	194,656
*	Legg Mason Partners Target Retirement 2050 - Institutional	Interests in Registered Investment Company - Blended		9,371	99,336
*	Legg Mason Partners Target Retirement Fund - Institutional	Interests in Registered Investment Company - Blended		184	2,239

					3,709,655

	American EuroPacific Growth Fund, R6	Interests in Registered Investment Company - Equity		169,522	5,955,296
	American Growth Fund of America, R6	Interests in Registered Investment Company - Equity		87,833	2,522,573
	Davis Opportunity Fund Class Y	Interests in Registered Investment Company - Equity		39,015	849,359
	Franklin Small-Mid Cap Growth Advisor Class	Interests in Registered Investment Company - Equity		37,699	1,317,211
*	Legg Mason Batterymarch Emerging Markets, Institutional Class	Interests in Registered Investment Company - Equity		66,702	1,254,673
*	Legg Mason Batterymarch International Equity Institutional Class	Interests in Registered Investment Company - Equity		245,403	2,763,234
*	Legg Mason Capital Management Growth Trust, Institutional Class	Interests in Registered Investment Company - Equity		52,423	1,145,440
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interests in Registered Investment Company - Equity		291,095	2,270,538
*	Legg Mason Capital Management Special Investment Trust, Institutional Class	Interests in Registered Investment Company - Equity		45,245	1,580,853
*	Legg Mason Capital Management Value Trust, Institutional Class	Interests in Registered Investment Company - Equity		130,497	5,713,162
*	Legg Mason ClearBridge Aggressive Growth, Institutional Class	Interests in Registered Investment Company - Equity		7,442	873,163
*	Legg Mason ClearBridge Appreciation, Institutional Class	Interests in Registered Investment Company - Equity		21,960	301,512
*	Legg Mason ClearBridge Equity Income Builder Fund	Interests in Registered Investment Company - Equity		43,668	591,698
*	Legg Mason ClearBridge Mid-Cap Core- I	Interests in Registered Investment Company - Equity		6,243	136,358
*	Legg Mason ClearBridge Small Cap Value Trust, Institutional Class	Interests in Registered Investment Company - Equity		60,652	1,064,447
*	Legg Mason Esemplia Emerging Markets Equity, Institutional Class	Interests in Registered Investment Company - Equity		28,586	423,363
*	Royce Pennsylvania Mutual Fund, Investment Class	Interests in Registered Investment Company - Equity		326,848	3,516,881
	SSGA S&P 500 Index Fund	Interests in Registered Investment Company - Equity		596,190	12,317,276
	T Rowe Price Small Cap Stock Fund	Interests in Registered Investment Company - Equity		224,701	7,021,913
	Templeton World Fund Advantage	Interests in Registered Investment Company - Equity		149,643	2,054,594
	Washington Mutual Investors, R6	Interests in Registered Investment Company - Equity		47,631	1,352,722

					55,026,266

	Eaton Vance Income Fund of Boston, Institutional Class	Interests in Registered Investment Company - Fixed Income		103,165	583,916
*	Legg Mason Western Corporate Bond Fund - Institutional	Interests in Registered Investment Company - Fixed Income		133,215	1,493,344
*	Legg Mason Western High Income Institutional	Interests in Registered Investment Company - Fixed Income		963,128	5,557,250
*	Legg Mason Western Short-Term Bond Fund - Institutional	Interests in Registered Investment Company - Fixed Income		236,858	909,535
*	Western Asset Core Plus, Institutional Class	Interests in Registered Investment Company - Fixed Income		818,822	9,097,114
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interests in Registered Investment Company - Fixed Income		66,112	783,433
*	Western Asset Institutional Liquid Reserves Fund, Class A	Interests in Registered Investment Company - Fixed Income		6,970,359	6,970,359
*	Western Asset Non U.S. Opportunity Bond Fund, Institutional Class	Interests in Registered Investment Company - Fixed Income		655	6,054
	Federated Total Return Bond Fund	Interests in Registered Investment Company - Fixed Income		250,762	2,828,592
	Templeton Global Bond Fund, (Advisor Class)	Interests in Registered Investment Company - Fixed Income		141,665	1,752,402

					29,981,999

*	Legg Mason Common Stock Fund	Unitized Fund		175,739	2,371,091

*	Participant loans	Interest rates range from 4.25% to 9.50%, maturing through March 2029	$—		2,480,663

*	Denotes a party-in-interest, as defined by ERISA
**	Participant directed investment, therefore, no cost basis required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 26, 2012

THE WESTERN ASSET MANAGEMENT 401(k) PLAN AND TRUST

By:	/s/ Paul M. White
Paul M. White
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.